Exhibit 99.1

News

RiT TECHNOLOGIES STRENGTHENS ITS CAPITAL STRUCTURE
THROUGH DEBT-TO-EQUITY CONVERSION TRANSACTION

– Stins Coman, RiT’s Controlling Shareholder, to Convert $1.5M of Debt
to Ordinary Shares –

Tel Aviv, Israel, September 15, 2010 – RiT Technologies (NASDAQ: RITT) today announced that it has signed a private Share Purchase Agreement with STINS COMAN Inc., (“STINS COMAN”), its principal shareholder, under which it will convert an outstanding loan in the amount of approximately $1.5 million into 687,128 of the Company’s ordinary shares at an average price of $2.214 per share, reflecting a premium of 34% above the current NASDAQ share price. This transaction is an addition to the previous conversion completed in May 2010, and is being executed under the terms provided in the Loan Agreement dated June 11, 2009. The completion of this transaction is subject to customary conditions, and the issuance of shares is expected to take place on September 30. Upon completion, STINS COMAN’s holding will rise from 68.3% to approximately 73.9% of the Company’s voting power.

“As we continue pursuing our growth strategies – especially the expansion of our product lines, the penetration of new markets and the establishment of new channels and partnerships – we naturally need to ensure a strong financial platform and capital structure,” commented Eran Ayzik, RiT’s President and CEO. “By exercising its option to convert the $1.5 million loan into shares, STINS COMAN will be increasing our Shareholders’ Equity and reducing our liabilities. We are grateful for STINS COMAN’s continued strong support of the Company and are confident that the path we are following will lead to future growth.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel

News

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-3-766-4249
motia@rit.co.il

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel